EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001	Haris Tajyar Managing Partner Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 30, 2005
LJ INTERNATIONAL ANNOUNCES INVESTOR CONFERENCE CALL TO DISCUSS
IMPROVING BUSINESS OUTLOOK AND FUTURE GROWTH STRATEGY
Company to Provide Three-Year Financial Guidance, Including the
Impact of its ENZO Division, in Press Release to be Issued Pre-Market
HONG KONG and LOS ANGELES — November 30, 2005 — LJ International Inc. (Nasdaq/NMS: JADE), one of the fastest growing jewelry companies in the world, today announced that it will conduct a Special Investor Conference Call to review its milestones in 2005, current business initiatives, and to provide financial guidance for Fiscal Years 2005-2008. The financial guidance will include ranges for revenues, earnings, and earnings per share -- all of which, for the first time, will include contributions from the Company’s recently launched ENZO Retail Division in China. The conference call will be hosted by Yu Chuan Yih, Founder, Chairman and CEO of LJ Intl. and Betty Ho, Vice President of Corporate Development of LJ Intl.

WHAT:	LJ International Inc. Business Outlook and Financial Guidance Conference Call

WHEN:	Tuesday, December 6, 2005 — 11:00 a.m. Eastern Time

HOW:	Live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com or at www.investorcalendar.com and click on the link for LJ International.

REPLAY:	A replay of the conference call will be available through December 13, 2005 and may be accessed by calling 877-660-6853, or 201-612-7415 for international callers. Enter the account #286 followed by the conference ID# 179009. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:	To register for the call or to be added to LJ International Inc.’s e-mail investor distribution lists, please contact Haris Tajyar, Managing Partner of Investor Relations International, at htajyar@irintl.com or via telephone at 818-382-9702.
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LJ International Inc.

About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit the Company’s website at www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future financial results. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the
Securities and Exchange Commission.
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